SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         Date of Report: April 7, 2003



                                   BIORA AB

                            SE-205 12 Malmo, Sweden



                        Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    [x]  Form 20-F                       [ ] Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    [ ]  Yes                             [x]  No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                  This Form 6-K consists of a Press Release dated April 7, 2003 regarding the Board of Directors statement with respect to Straumann Holding AG's offer.



                            PRESS RELEASE FROM BIORA AB (PUBL), APRIL 7, 2003

NO 5/03


STATEMENT BY THE BOARD OF DIRECTORS OF BIORA AB REGARDING STRAUMANN HOLDING AG'S OFFER


In a press release today, Straumann Holding AG ("Straumann") announced the following public offer to the shareholders of and the holders of warrants issued by Biora AB ("Biora"):

         o    SEK 17 per ordinary share of Biora;

         o    SEK 1.50 for each warrant 2001/2004 issued by Biora.


The Board of Directors of Biora (the "Board") has retained Enskilda Securities to evaluate the offer. Enskilda Securities has come to the conclusion that the offer is fair from a financial point of view.


The offer by Straumann of SEK 17 per Biora ordinary share implies a premium of approximately 47 per cent compared to the average closing price of Biora shares during the latest 30 trading days. Based on this as well as the fairness opinion provided by Enskilda Securities, the Board unanimously recommends that Biora shareholders and warrant holders accept the Straumann offer.


                             Malmo, April 7, 2003
                              Board of Directors
                                Biora AB (publ)

__________________________________________________________
FOR FURTHER INFORMATION, PLEASE CONTACT:
-        Per Wahlstrom, Chairman of the Board, tel: +46 40 32 13 66



                  Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.







                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  BIORA AB


        Dated: April 7, 2003                      By: /s/  Svante Lundell
                                                      Svante Lundell
                                                      Chief Financial Officer